UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  0-12122
CUSIP Number:  037637105

(Check one):  Form 10-K ⁭Form 20-F ⁭Form 11-K    ☒Form 10-Q ⁭Form 10-D ⁭Form N-SAR ⁭Form N-CSR

For Period Ended: September 30, 2009

⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Apollo Solar Energy, Inc.
Full Name of Registrant

Wincroft, Inc.
Former Name if Applicable

No. 485 Tengfei Third,
Shuangliu Southwest Airport Economic Development Zone
Address of Principal Executive Office (Street and Number)

Shuangliu, Chengdu
People’s Republic of China, 610207
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated withoutunreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2009, within the prescribed time period because the information required for an accurate and full completion of the report, including but not limited to the financial statements that form a part thereof, could not be provided within the prescribed time period without unreasonable effort or expense.  Because the nature, extent and probability of a transaction currently under discussion could have a material affect on the disclosures in the registrant’s Quarterly Report on Form 10-Q, none of which can presently be quantified, the registrant requires additional time to analyze and prepare the necessary disclosures related to such potential transaction.  The registrant expects to file its Quarterly Report on Form 10-Q as soon as practicable, and in no event later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Heung Sang Fong, Chief Financial Officer                                                            +86 755 2580 1888
(Name)                                                                                                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒⁯

Amendment to Annual Report for fiscal year ended December 31, 2008 on Form 10-K/A.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐⁯No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Apollo Solar Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2009                                                                            /s/ Heung Sang Fong
Heung Sang Fong
Chief Financial Officer